Exhibit 99.2

FIRST AMENDMENT TO

OPERATING AGREEMENT

This FIRST AMENDMENT TO OPERATING AGREEMENT (this “Amendment”) of Graphex Michigan I, LLC (the “Company”), a Delaware limited liability company, is being entered into as of November 7, 2022, by and among the Company and each of Emerald Energy Solutions LLC, a Michigan limited liability company (“EES”), and Graphex Technologies, LLC, a Delaware limited liability company (“Graphex Tech”).

WHEREAS, Graphex Tech and EES are the only members of the Company and have entered into that certain Operating Agreement of the Company dated as of May 30, 2022 (“Operating Agreement”); initially capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Operating Agreement; and

WHEREAS, the parties desire to amend the Operating Agreement to provide for a termination date for the period during which the Options may be exercised;

NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants set forth in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment. The first sentence of Section 8.10(c) of the Operating Agreement is hereby deleted in its entirety and replaced with the following sentence (with changes from the original Operating Agreement shown in bold, underlined and red font):

“The Options are exercisable at any time after the Option Effective Date and Implementation of the Anode Material Processing Facility, and up to the date falling on the second anniversary of the Option Effective Date.”

2. Miscellaneous.

(a) Full Force and Effect. Except as otherwise expressly provided herein, the Operating Agreement shall remain in full force and effect.

(b) Governing Law. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware.

(c) Counterparts. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Amendment may be executed by facsimile or by email of PDF or digital image format files of the executed signature page hereto.

(d) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Amendment and the consummation of the transactions contemplated hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have each duly executed this Amendment as of the date first written above.

EMERALD ENERGY SOLUTIONS LLC

By:	/s/ David Halabu
David Halabu, Manager

GRAPHEX TECHNOLOGIES, LLC

By:	/s/ John DeMaio
John DeMaio, CEO

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